Exhibit (h)(1)

AMENDED AND RESTATED
ADMINISTRATIVE SERVICES AGREEMENT

        THIS AGREEMENT is made as of September 30, 2004, by and among JohnsonFamily Funds, Inc. (the “Fund”), a Maryland Corporation, Johnson Asset Management, Inc. (“Adviser”), a Wisconsin Corporation, solely with respect to Section 11 hereof, and Wells Fargo Bank, N.A., on behalf of itself and its affiliates, a national banking association (the “Recordkeeper”).

        WHEREAS, the Fund is a registered open-end management investment company consisting of those series identified on the attached Schedule A (the “Funds”);

        WHEREAS, the Recordkeeper desires to provide administrative services comprised of certain recordkeeping, trustee, reporting, and processing services for certain qualified and non-qualified employee benefit plans and retirement investment programs (the “Plans”), which services include processing and transfer arrangements for the investment and reinvestment of Plan assets in the Funds as specified by an entity not related to the Recordkeeper, such as a Plan sponsor or administrative committee of a Plan (a “Plan Representative”), generally upon the direction of Plan participants or their beneficiaries (the “Participants”);

        WHEREAS, the Fund and the Recordkeeper desire to facilitate the purchase and redemption of shares of the Funds on behalf of the Plans and their Participants through one or more plan level accounts in each Fund (an “Account”) to be maintained of record by the Recordkeeper or third parties with whom the Recordkeeper contracts as nominee of the Plan, subject to the terms and conditions of this Agreement; and

        WHEREAS, the Fund and the Recordkeeper are members of, or have access to, and are entitled to use the services of, National Securities Clearing Corporation (“NSCC”).

        NOW, THEREFORE in consideration of the mutual promises set forth herein, the parties agree as follows:

1.	Performance of Services

The Recordkeeper agrees to perform, or have third parties with whom it contracts perform, some or all of the administrative functions and services as set forth in Schedule B and in accordance with the procedures set forth in Schedule C, each attached hereto, with respect to the shares of the Funds owned by the Plans and included in the Accounts (the “Services”) or as may be requested by the Plans. This Agreement contemplates that the Recordkeeper may engage the services of third parties to perform some or all of the Services.

2.	The Accounts

(a)	Each Account will be opened upon completion of the applicable application forms for the selected Funds. In connection with each Account, the Recordkeeper represents and warrants that it is authorized to act on behalf of each Plan effecting transactions in the Account in connection with the Services pursuant to an agreement with the Plan Representative.

(b)	The Fund shall designate each Account with an account number. Account numbers will be the means of identification when the parties are transacting in the Accounts. The assets in the Accounts are assets of the Plans and shall be segregated from the Recordkeeper’s own assets. The Fund agrees to cause the Accounts to be kept open on each Fund’s books regardless of a lack of activity or small position size except to the extent the Recordkeeper takes specific action to close an Account or to the extent the Fund’s then-current prospectus reserves the right to close Accounts that are inactive. In the latter case, the Fund will give prior notice to the Recordkeeper before closing an Account.

3.	Transactions Through the NSCC System

(a)	The Fund and the Recordkeeper agree to process and settle transactions pursuant to this Agreement through Fund/SERV, which is NSCC’s mutual fund settlement, entry, and registration verification system, and may agree to exchange all Account information (other than order processing) through Networking, which is NSCC’s automated and centralized recordkeeping system, based upon an agreed level of reporting control as may be made available by NSCC.

(b)	The Fund and the Recordkeeper agree to establish an electronic data link through the NSCC system. The NSCC system will enable the Recordkeeper to transmit Plan trade information, including purchase, redemption and exchange instructions, as directed by Participants, to the Fund or the Funds and likewise to receive trade and pricing information from the Funds. The parties agree to pay or arrange for payment of their respective NSCC costs.

(c)	Each party has received a copy of the NSCC system rules and processing guidelines and agrees to abide by such rules and guidelines, as amended from time to time, in order to perform their respective obligations under this Agreement.

(d)	On each business day, the Fund (or its transfer agent) shall accept and effect changes on its records upon receipt of purchase, redemption, exchanges and registration instructions from Recordkeeper through the NSCC system without supporting documents from the Plan Representative or Participants.

(e)	Each party shall perform any and all duties, functions, procedures and responsibilities established by NSCC and shall maintain facilities, equipment and personnel sufficient to perform the foregoing activities and to otherwise comply with the terms of this Agreement and to comply with the applicable NSCC rules and guidelines.

(f)	Confirmed trades and any other information provided through the NSCC system pursuant to this Agreement shall be accurate, complete, and in a format prescribed by NSCC. Each party shall adopt, implement and maintain procedures reasonably designed to ensure the accuracy of all transmissions through the NSCC system. Each party shall be entitled to act on information and transmissions received through the NSCC system that it reasonably believes to be genuine.

(g)	Processing errors that result from any delay or error caused by the Recordkeeper may be adjusted according to the Funds’ then-current prospectus, the cost of which adjustment shall be borne by the Recordkeeper. In the event adjustments are required to correct any error in the computation of the net asset value of Fund shares, the Fund shall notify the Recordkeeper as soon as practicable after discovering the need for those adjustments that result in a reimbursement to an Account in accordance with such Fund’s then-current policies on reimbursement. Notification may be made via facsimile or via direct or indirect systems access. Any such notification shall be promptly followed by a letter written on the Fund’s letterhead stating, for each day on which an error occurred, the incorrect price, the correct price, and, to the extent communicated to the Fund’s shareholders, the reason for the price change.

(h)	Any information provided by the Fund to the Recordkeeper through the NSCC system and pursuant to this Agreement shall be deemed to satisfy the delivery obligations outlined by Rule 10b-10 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and, as such, the Fund has the informed consent of the Recordkeeper to suppress delivery of information using paper media. The Recordkeeper will verify the accuracy of confirmations of transactions and records received from the Fund through the NSCC system.

4.	Agency

The Fund hereby appoints the Recordkeeper and third parties with whom the Recordkeeper contracts as its agents for the limited purpose of accepting purchase and redemption instructions from the Plans and their Participants for the purchase and redemption of shares of the Funds on behalf of each Plan.

5.	Maintenance of Records

(a)	Recordkeeping and other administrative services to Participants shall be the responsibility of the Recordkeeper and shall not be the responsibility of the Funds or the Fund. Neither the Funds nor the Fund shall maintain separate accounts or records for Participants. The Recordkeeper shall maintain and preserve records in connection with providing the Services hereunder.

(b)	Upon request of the Fund, the Recordkeeper shall provide copies of the historical records dating to transactions between the Funds and the Plans, written communications regarding the Funds to or from the Plans and other material, in each case, (1) as are maintained by the Recordkeeper in the ordinary course of its business, and (2) as may reasonably be requested to enable the Fund, its representatives, and, including without limitation, each of their auditors or legal counsel, to (A) monitor and review the Services, (B) comply with any request of a governmental body or self-regulatory organization or the Plans, (C) verify compliance by the Recordkeeper with the terms of this Agreement, or (D) make required regulatory reports. The Recordkeeper further agrees that it will permit the Fund or its representatives to have reasonable access to its personnel and records during normal business hours in order to facilitate the monitoring of the quality of the Services. The Fund agrees to reimburse the Recordkeeper for copying and mailing expenses related to any request for documents.

(c)	The parties agree to cooperate in good faith in providing records to one another pursuant to this section.

6.	Account Activity and Distribution Information

(a)	The Fund will deliver information, or arrange for the delivery to the Recordkeeper of information, as may be reasonably requested by the Recordkeeper, including such information as is reasonably necessary to verify the receipt and accurate processing of all purchase and redemption orders placed by the Recordkeeper.

(b)	As to each Fund, the Fund shall provide to the Recordkeeper, or parties with whom the Recordkeeper contracts, all Fund distribution announcement information as soon as it is disseminated by each Fund. The distribution information shall set forth ex-date, record date, payable date, distribution rate per share, record date share balances, cash and reinvested payment amounts, and all other information reasonably requested by the Recordkeeper.

(c)	All dividends and capital gains distributions will be automatically reinvested on the payable date at net asset value in accordance with each Fund’s then-current prospectus.

7.	Pricing Errors

(a)	In the event adjustments are required to correct any error in the computation of the net asset value of Fund shares, the Funds or its designated agents shall notify the Recordkeeper as soon as practicable after discovering the need for those adjustments. Notification may be made orally, in writing or via direct or indirect systems access. Such notification must state for each day for which an error occurred the incorrect price, the correct price, and, to the extent communicated to the Fund’s shareholders, the reason for the price change. The applicable Fund agrees that the Recordkeeper may send this notification or derivation thereof (so long as such derivation is approved in advance by the Fund) to Plan participants whose accounts are affected by the price change.

(b)	If an Account received amounts in excess of the amounts to which it otherwise would have been entitled prior to an adjustment for an error, the Recordkeeper, when requested by the Fund or its designated agents, will make a good faith attempt to collect such excess amounts from the Plan. In no event, however, shall the Recordkeeper be liable to the Fund for any such amounts unless the error was caused by Recordkeeper’s breech of this Agreement or Recordkeeper’s willful misconduct or negligence in the performance of, or failure to perform, its obligation under this Agreement.

(c)	If an adjustment is to be made in accordance with subsection (a) above to correct an error which has caused an Account to receive an amount less than that to which it is entitled, the Fund or its designated agents shall make all necessary adjustments (within the parameters specified in subsection (a)) to the number of shares owned in the Account and distribute to the Recordkeeper the amount of such underpayment for credit to the Plans.

8.	Proxies

The Recordkeeper and its agents will in no way recommend action in connection with or oppose or interfere with the solicitation of proxy voting.

9.	Fund Expenses

The Recordkeeper shall not bear any of the expenses for the cost of registration of the Funds’ shares, preparation of the Funds’ prospectuses and reports, and the preparation of the other related statements and notices required by law to be prepared by the Funds.

10.	Mailing Fund Communications

The Fund or its administrator shall supply the Recordkeeper with Portfolio Communications, which the Recordkeeper shall furnish or make available, where appropriate and as required by applicable law, to fiduciaries, Plan Participants and beneficiaries. Such Portfolio Communications shall include proxy materials and Portfolio prospectuses (“Portfolio Communications”).

The cost of preparing, printing and shipping Portfolio Communications to the Recordkeeper shall be paid by the Portfolio or its agent.

The cost of any distribution of Portfolio Communications to the Plan Participants shall be paid by either the Recordkeeper, the Plan or the Plan Sponsor, as determined by the Recordkeeper’s agreement with the Plan, and shall not be the responsibility of the Portfolio, its agent or the Adviser.

11.	Indemnification

(a)	The Recordkeeper shall indemnify and hold harmless the Fund, each Fund, and each of their affiliates, directors, officers, employees and agents and each person who controls them within the meaning of the Securities Act of 1933, as amended, from and against any and all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) they incur (“Losses”) insofar as such Losses arise out of or are based upon (1) the provision of Services by the Recordkeeper or by any third party with whom the Recordkeeper contracts to provide the Services, (2) the Recordkeeper’s negligence, willful misconduct or violation of any applicable law in the performance of its duties and obligations under this Agreement, (3) any material breach by the Recordkeeper of any provision of this Agreement, and (4) any material breach by the Recordkeeper of a representation, warranty or covenant made by it in this Agreement. This indemnity agreement is in addition to any other liability that the Recordkeeper may otherwise have.

(b)	The Fund shall indemnify and hold harmless the Recordkeeper, its affiliates and each of their respective directors, officers, employees and agents and each person who controls it within the meaning of the Securities Act of 1933, as amended, from and against any and all Losses insofar as such Losses arise out of or are based upon (1) the Fund’s negligence, willful misconduct or violation of applicable law in the performance of its duties and obligations under this Agreement, (2) any material breach by the Fund of any provision of this Agreement, and (3) any material breach by the Fund of a representation, warranty or covenant made by it in this Agreement. This indemnity agreement is in addition to any other liability that the Fund may otherwise have.

(c)	Promptly after receipt by a party entitled to indemnification under this section (an “Indemnified Party”) of notice of the commencement of an investigation, action, claim or proceeding, such Indemnified Party will, if a claim in respect thereof is to be made against the indemnifying party under this section, notify the indemnifying party of the commencement therefore, but the omission to notify the indemnifying party will not relieve it from any liability which it may have to any Indemnified Party otherwise. In case any such action is brought against any Indemnified Party, and it notified the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, assume the defense hereof, with counsel satisfactory to such Indemnified Party. After notice from the indemnifying party of its intention to assume the defense of an action, the Indemnified Party shall bear the expenses of any additional counsel obtained by it, and the indemnifying party shall not be liable to such Indemnified Party under this section for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than reasonable costs of investigation. The Indemnified Party may not settle any action without the written consent of the indemnifying party. The indemnifying party may not settle any action without the written consent of the Indemnified Party unless such settlement completely and finally releases the Indemnified Party from any and all liability. Consent from either party under this section shall not be unreasonably withheld.

12.	Fees

In consideration for the services to be provided, the Recordkeeper will be entitled to receive from the Adviser fees as set forth in Schedule D attached hereto. The parties agree that the fees are solely for shareholder servicing and other administrative services provided by the Recordkeeper, its affiliates and third parties with whom it contracts and do not constitute payment in any manner for investment advisory or distribution services.

13.	Representations and Warranties

(a)	The Fund hereby represents and warrants that:

(1)	It has full power and authority under applicable law, and has taken all action necessary, to enter into and perform this Agreement and the person executing this Agreement on its behalf is duly authorized and empowered to execute and deliver this Agreement;

(2)	This Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms;

(3)	No consent or authorization of, filing with, or other act by or in respect of any governmental authority is required in connection with the execution, delivery, performance, validity or enforceability of this Agreement; and

(4)	The execution, performance and delivery of this Agreement by the Fund will not result in it violating any applicable law or breaching or otherwise impairing any of its contractual obligations.

(b)	The Recordkeeper hereby represents and warrants that:

(1)	It has full power and authority under applicable law, and hastaken all action necessary, to enter into and perform this Agreement and the person executing this Agreement on its behalf is duly authorized and empowered to execute and deliver this Agreement;

(2)	This Agreement constitutes its legal, valid and binding obligation and is enforceable against it in accordance with its terms;

(3)	No consent or authorization of, filing with, or other act by or in respect of any governmental authority, is required in connection with the execution, delivery, performance, and validity of enforceability of this Agreement;

(4)	The execution, performance and delivery of this Agreement by the Recordkeeper will not result in it violating any applicable law or breaching or otherwise impairing any of its contractual obligations;

(5)	Its internal control structure over the processing and transmission of Trading Instructions (as defined in Schedule C attached hereto) is suitably designed to (i) detect on a timely basis Trading Instructions received after Close of Trading (as defined in Schedule C attached hereto) and prevent such Trading Instructions from being aggregated with Trading Instructions received before Close of Trading and (ii) minimize errors that could result in late transmission of Trading Instructions to the Funds;

(6)	It is not required to be registered as a transfer agent under the 1934 Act, for any reason, including as a result of entering into and performing the Services set forth in this Agreement;

(7)	It will not exercise discretionary control, authority, or management on behalf of any Plan as such terms are referenced in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or the Internal Revenue Code of 1986, as amended (the “Code”);

(8)	Its receipt of the fees described in Section 11 hereof and its provision of the Services to the Plans under this Agreement will not constitute a non-exempt “prohibited transaction” as such term is defined in Section 406 of ERISA and Section 4975 of the Code; and

(9)	It is not required to be registered as a broker-dealer under the 1934 Act, or any applicable state securities laws, for any reason, including as a result of entering into and performing the Services set forth in this Agreement.

14.	Termination

(a)	Either the Fund or the Recordkeeper may terminate this Agreement at any time by providing 60 days written notice to the other parties.

(b)	Notwithstanding the foregoing, this Agreement may be terminated by the Fund or the Recordkeeper (1) at any by time giving 60 days written notice to the other parties in the event of a material breach of this Agreement by another party that is not cured during such 30-day period, and (2) at any time by giving written notice to the other parties, (A) upon institution of formal proceedings relating to the legality of the terms and conditions of this Agreement by the National Association of Securities Dealers, Inc., the Securities and Exchange Commission, the Office of Comptroller of the Currency or any other regulatory body provided that the terminating party has a reasonable belief that the institution of formal proceedings is with foundation and will have a material adverse impact on the terminating party, (B) upon assignment of the Agreement in contravention of the terms hereof, and (C) as is required by law, order, orinstruction by a court of competent jurisdiction or a regulatory body or a self-regulatory organization with jurisdiction over the terminating party.

(c)	The obligation to continue to pay the fees specified in Section 12 shall survive the termination of this Agreement, provided that the Recordkeeper continues to provide Services to the Plans with respect to those assets invested in the Funds and provided that this Agreement has not been terminated because of an event described in Section 14(b).

15.	Anti-Money Laundering

The Recordkeeper acknowledges that, with respect to the Participants, it is responsible for complying with any applicable anti-money laundering laws, rules, regulations, and other requirements and agrees as follows:

(a)	If and for so long as the Recordkeeper is an entity subject to the requirements of the USA PATRIOT Act of 2001, it represents and warrants that it will comply with all applicable laws and regulations related thereto, as well as all applicable regulations of the offices and bureaus of the U.S. Treasury Department, including the Office of Foreign Assets Control (“OFAC”) and the Financial Crimes Enforcement Network (“FinCEN”). The Recordkeeper further agrees to promptly notify the Fund of any suspicious activity relating to transactions involving shares of the Funds. In addition, the Recordkeeper agrees to fully cooperate with requests from government regulators and the Fund for information relating to transactions involving shares of the Fund.

(b)	If and for so long as the Recordkeeper is not an entity subject to the requirements of the USA PATRIOT Act of 2001, it agrees to take all reasonable steps to (1) determine (i) the identity of the Participants, (ii) the source of the Participants’ funds, and (iii) whether the Participants are involved in money laundering activities, (2) monitor the Participants’ transactions in order to detect attempted or actual money laundering activities involving shares of the Funds, and (3) comply with all applicable laws and regulations, including, but not limited to, all applicable regulations of OFAC and FinCEN. The Recordkeeper further agrees to promptly notify the Fund of any suspicious activity relating to transactions involving shares of the Funds. In addition, the Recordkeeper agrees to fully cooperate with requests from government regulators and the Fund for information relating to transactions involving shares of the Funds.

(c)	The Recordkeeper will promptly notify the Fund if it ceases to be, or becomes, an entity subject to the requirements of the USA PATRIOT Act of 2001.

16.	Compliance With Laws

(a)	Each party hereto shall comply with all laws, rules and regulations applicable to it by virtue of entering into and performing the obligations under this Agreement.

(b)	Each party hereto is entitled to rely on any written records or instructions provided to it by the other party.

17.	Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the State of Maryland without giving effect to the conflict-of-law provisions thereof. The parties may, as agreed upon, pursue binding arbitration in a neutral location.

18.	Amendment and Waiver

No modification of any provision of this Agreement will be binding unless in writing and executed by the party to be bound thereby. No waiver of any provision of this Agreement will be binding unless in writing and executed by the party granting such waiver. Any valid waiver of a provision set forth herein shall not constitute a waiver of any other provision of this Agreement. In addition, any such waiver shall constitute a present waiver of such provision and shall not constitute a permanent future waiver of such provision.

19.	Assignment

This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns; provided, however, that neither this Agreement nor any rights, privileges, duties or obligations of the parties may be assigned by either party without the prior written consent of the other party or as expressly contemplated by this Agreement.

20.	Entire Agreement

This Agreement contains the full and complete understanding between the parties with respect to the transactions covered and contemplated hereunder, and supersedes all prior agreements or understandings between the parties relating to the subject matter hereof, whether oral or written, express or implied.

21.	Relationship of Parties; No Joint Venture

Except for the limited purpose provided in Section 4, it is understood and agreed that all Services performed hereunder by the Recordkeeper, its affiliates and third parties with whom it contracts shall be as independent contractors and not as employees or agents of the Fund or the Funds, and neither of the parties shall hold itself out as an agent of the other party with the authority to bind such party. Neither the execution nor performance of this Agreement shall be deemed to create a partnership or joint venture by and between the parties hereto.

22.	Section Headings

The section headings in this Agreement are for reference and convenience only and will not be construed to limit or otherwise affect the meaning of this Agreement.

23.	Representations With Respect to the Funds

The Recordkeeper and its agents shall not make representations concerning a Fund or its shares except those contained in the then-current prospectus of such Fund or in current sales materials furnished or approved in advance by the Fund’s distributor.

24.	Confidentiality

Each party acknowledges and understands that any and all technical, trade secrets, or business information of the other party including, without limitation, financial information, business or marketing strategies or plans, product development or customer information, which is disclosed to it by the other party or is otherwise obtained by such party, its affiliates, agents or representatives during the term of this Agreement (“Proprietary Information”) constitutes trade secrets of the other party. Each party agrees to use its best efforts to safeguard Proprietary Information and to prevent the unauthorized, negligent or inadvertent use or disclosure thereof. Neither party shall, without the prior written approval of any officer of the other, directly or indirectly, disclose the Proprietary Information of the other party to any person or business entity except for a limited number of employees, attorneys, accountants, and other advisors of such party on a need-to-know basis or as may be required by law or regulation. Each party shall promptly notify the other in writing of any unauthorized, negligent or inadvertent use or disclosure of Proprietary Information by or on behalf of such party. Each party shall be liable under this Agreement to the other for any use or disclosure in violation of this Agreement by its employees, attorneys, accountants, or other advisors or agents. This section will continue in full force and effect notwithstanding the termination of this Agreement.

25.	Notices

All notices hereunder shall be in writing and shall be deemed to have been duly given upon receipt after delivery in person, by facsimile, by registered or certified mail, or by overnight delivery to the addresses set forth below or such other address as the Fund or the Recordkeeper may specify by written notice to the other party.

If to the Fund:

JohnsonFamily Funds, Inc. c/o SEI Investments Global Funds Services 1 Freedom Valley Drive Oaks, PA 19456 Attention: General Counsel

If to Recordkeeper:

Wells Fargo Bank N.A/ Institutional Trust Services MAC A0101-021 420 Montgomery Street, 2nd Floor San Francisco, CA 94104 Attention: Dina Zapanta

With copies to:	Wells Fargo Bank, N.A./Trust Operations MAC N9306-080 733 Marquette Ave S, 8th Floor Minneapolis, MN 55479 Attention: Carol Sinn

Wells Fargo Bank, N.A./Retirement Plan Services MAC N9113-030 2700 Snelling Avenue North Roseville, MN 55113 Attention: Stacey Tande

26.	Expenses

All expenses incident to the performance by each party of its respective duties under this Agreement shall be paid by that party, except as specified otherwise in this Agreement.

27.	Survival

The provisions of Sections 11, 12, and 24 shall survive termination of this Agreement, subject to the conditions set forth in Section 13(c).

28.	Non-Exclusivity

Each of the parties acknowledges and agrees that this Agreement and the arrangements described herein are intended to be non-exclusive and that each of the parties is free to enter into similar agreements and arrangements with other entities.

29.	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

JOHNSONFAMILY FUNDS, INC.

By:	/s/ Colette Wallner Name: Colette Wallner Title: President and Chief Compliance Officer

WELLS FARGO BANK, N.A.
on behalf of itself and its affiliates

By:	/s/ Dina Zapanta Name: Dina Zapanta Title: Vice President

JOHNSON ASSET MANAGEMENT, INC.
(solely with respect to Section 12)

By:	/s/ Colette Wallner Name: Colette Wallner Title: President and Chief Executive Officer

SCHEDULE A

LIST OF FUNDS

This Schedule A may be updated periodically by letter agreement between the parties hereto.

Fund	Ticker	CUSIP

JohnsonFamily International Value Fund	JFIEX	479094302

JohnsonFamily Intermediate Fixed Income Fund	JFIFX	479094401

JohnsonFamily Large Cap Value Fund	JFLCX	479094104

JohnsonFamily Small Cap Value Fund	JFSCX	479094203

SCHEDULE B

SERVICES

        The Recordkeeper shall, to the extent required by each Plan or applicable law, perform, or have third parties with whom it contracts perform, the following Services:

1.	The Recordkeeper shallmaintain separate records for each Plan, which records shall reflect Fund shares (“Shares”) purchased and redeemed, including the date and price for all transactions and Share balances.

2.	The Recordkeeper shall disburse to the Plans and maintain records of al1 proceeds of redemption of Shares and all other distributions not reinvested in Shares.

3.	The Recordkeeper shall prepare and deliver to the Plans and Participants periodic account statements showing, among other things, the total number of Shares owned by the Plan as of the statement closing date, purchases and redemptions of Shares by the Plan during the period covered by the statement, the net asset value of the Funds as of a recent date, and the dividends and other distributions paid to the Plan during the statement period (whether paid in cash or reinvested in Shares) and individualized data for Participants.

4.	The Recordkeeper, if required by law, shall be responsible for delivering Fund Communications (defined in Section 10 of the Agreement) to Plan Representatives for subsequent distribution to Participants. If the Recordkeeper agrees to mail Fund Communications to Plan Representatives, then the Fund agrees to provide sufficient quantities of Fund Communications to the Recordkeeper or its designated appointee.

5.	Acting through the Fund, the Recordkeeper shall transmit to the Funds purchase orders and redemption requests placed by Plans and arrange for the transmission of funds to and from the Funds through NSCC.

6.	As agreed upon, the Recordkeeper shall deliver to the Fund such periodic reports as the Fund shall reasonably request to enable a Fund to comply with applicable federal law. The Recordkeeper may charge the Fund extra if report requests exceed normal business activity.

7.	The Recordkeeper shall deliver confirmations of exchanges to each Participant.

8.	The Recordkeeper shall maintain account information for the Plans.

9.	The Recordkeeper shall respond to Participants’ inquiries regarding, among other things, account balances and applicable Share information.

10.	The Recordkeeper shall be responsible for managing the relationship between it and third party service providers in connection with this Agreement.

SCHEDULE C

PROCEDURES

        On each day the New York Stock Exchange (the “Exchange”) is open for business (a “Business Day”), the Recordkeeper or its agents may receive trade instructions from the Plan and/or Plan Representatives for each Plan for the purchase and redemption of shares of the Funds (“Trade Instructions”). Trade Instructions received in good order and accepted by the Recordkeeper or its agents prior to the close of regular trading on the Exchange (the “Close of Trading”) on any given Business Day and transmitted to the Fund by (i) 10:00 a.m. ET on next Business Day, if manual, and (ii) 6:00 a.m. ET on the next Business Day if automated via the NSCC services, will be executed by the Fund at the net asset value determined as of the Close of Trading on such Business Day. Any Trade Instructions received by the Recordkeeper, or its agents, on such day but after the Close of Trading will be executed by the Fund at the net asset value determined as of the Close of Trading on the next Business Day following the day of receipt of such Trade Instructions. The day on which a Trade Instruction is executed by the Fund pursuant to the provisions set forth above is referred to herein as the “Effective Trade Date”.

        Upon the timely receipt from the Recordkeeper of the Trade Instructions described in the paragraph above, the Fund will execute the purchase or redemption transactions (as the case may be) from the Plan and/or Plan Representatives at the net asset value computed as of the Close of Trading on the Effective Trade Date. Such purchase and redemption transactions will settle on the Business Day next following the Effective Trade Date. Payments for the net purchase and net redemption orders shall be made by wire transfer by the Recordkeeper (for net purchases) or by the Fund (for net redemptions) to the account designated by the appropriate receiving party on the Business Day following the Effective Trade Date. On any Business Day when the Federal Reserve Wire Transfer System is closed, all communication and processing rules will be suspended for the settlement of Trade Instructions. Trade Instructions will be settled on the next Business Day on which the Federal Reserve Wire Transfer System is open and the Effective Trade Date will apply.

        In the event that the Recordkeeper is in receipt of Trade Instructions in good order and is unable to transmit the Trade Instructions to the Fund by the above referenced deadlines, the Fund will accept the trades after such deadlines and before 9:00 a.m. ET on the day following the Effective Trade Date. The Recordkeeper will furnish the Fund with an estimate of the net purchase or net redemption activity no later than 9:00 a.m. ET on the day following the Effective Trade Date. Payments for the purchases and redemptions shall be made by wire transfer on the day following the Effective Trade Date.

SCHEDULE D

FEES

        The Funds shall pay the Recordkeeper an administrative fee of 25 basis points (.25%) and Adviser shall pay the Recordkeeper an administrative fee equal to 15 basis points ( .15%) of the quarterly three-month, month-end average balance aggregate amount invested per Fund on behalf of Participants. The Recordkeeper shall notify the Funds and Adviser in writing of the amount due and payable hereunder at the end of each quarter and will invoice the Funds and Adviser 30 days thereafter for the previous quarter. The Recordkeeper agrees to provide the Funds and Adviser with appropriate supporting documentation to demonstrate how the Recordkeeper calculated the fee payment amount. The Funds and Adviser reserves the right to dispute the amount of the fee payment if the Funds or Adviser discovers a discrepancy in the calculation. In addition, the Funds and Adviser agree to pay any shortfall amount to Recordkeeper if a fee payment was underpaid due to a discrepancy in the calculation.

Fee payments shall be sent to:

Wells Fargo Bank ATTN: NPF Coordinator Wells Fargo Center 6th & Marquette P.O. Box 9131 Minneapolis, MN 55480-9131